Exhibit 23

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

Key Tronic Corporation

We have audited the consolidated financial statements of Key Tronic Corporation as of June 27, 1998 and June 28, 1997, and for each of the three years in the period ended June 27, 1998 and have issued our report thereon dated August 10, 1998; such report is included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule of Key Tronic Corporation, listed in Item 14(A). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.




DELOITTE & TOUCHE LLP
Seattle, Washington
August 10, 1998